SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of      June                    ,2005

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date June 6, 2005	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice in regard to Delisting of Canon Inc. 4th Series Unsecured Convertible Debentures

June 3, 2005

FOR IMMEDIATE RELEASE	Canon Inc. 30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan President & CEO: Fujio Mitarai Securities code: 7751
Inquiries: Toshizo Tanaka Group Executive, Finance & Accounting Headquarters +81-3-3758-2111

Notice in regard to Delisting of Canon Inc. 4th Series Unsecured Convertible
Debentures

Due to applicability of article 4, section 2, clause 1 of special regulations regarding delisting standards of the securities listing regulations, the “4th Series Unsecured Convertible Debentures” (the “Convertible Bonds”) that Canon Inc. (the “Company”) issued on November 24, 1993, will be delisted. Details are provided below.

1.	Reason for the Delisting.

Due to advanced conversion of the Convertible Bonds into common stock, as of June 2, 2005, the outstanding amount of the Convertible Bonds, which is also the total face value of the amount listed, was below 300 million yen. Since the outstanding amount of the Convertible Bonds did not fulfill the listing standards of the Tokyo Stock Exchange and Osaka Securities Exchange, the Convertible Bonds will be delisted from both the exchanges.

2.	Delisting Date

July 4, 2005

Note: The Convertible Bonds issued by the Company will be assigned to the exchanges’ pre-delisting section from June 4, 2005 to July 3, 2005 where trading can be conducted up to and including July 1, 2005. Delisting occurs on July 4, 2005 .

3.	Items in regard to the relevant Convertible Bonds

(1) Name	Canon Inc. 4th Series Unsecured Convertible Debentures
(2) Outstanding Amount	288 million yen (as of June 2 , 2005)
(3) Conversion Price	1,497 yen
(4) Securities Issued	Common stock

4.	Future handling of the relevant Convertible Bonds

Although the Convertible Bonds will be delisted on July 4, 2005, the date of maturity and the expiry date of the conversion period in regard to the Convertible Bonds are December 20, 2005 and December 19, 2005, respectively. Even after the delisting of the Convertible Bonds, based on predetermined procedures, conversion into listed common stock up to and including the expiry date of the conversion period is possible.